UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026 (Report No. 2)

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On January 8, 2026, IceCure Medical Ltd. (the “Company”) entered into the First Amendment (the “Amendment”) to the Equity Distribution Agreement (the “Agreement”) with Maxim Group LLC (the “Sales Agent”), under which the Company may offer and sell, from time to time, to or through the Sales Agent, up to $13,960,500 of its ordinary shares, no par value per share.

Pursuant to the Amendment, the Company and Sales Agent agreed to extend the Agreement’s termination date from January 13, 2026 to March 13, 2026. A copy of the Amendment is included as Exhibit 10.1 hereto and incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-258660, 333-267272 and 333-290046) and Form S-8 (Registration Nos. 333-270982, 333-264578, 333-262620, and 333-281587), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	First Amendment to Equity Distribution Agreement by and between IceCure Medical Ltd., and Maxim Group LLC, dated January 8, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: January 9, 2026	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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